THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                               September 19, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Providence Select Fund, Limited Partnership (the "Fund")
 	Form 10-K and 10-K/A for the year ended 12/31/2006
 	Filed on 4/2/2007, 7/3/2007, and 8/24/2007
 	File No. 333-108629

Dear Ms. Van Doorn,

 	We have reproduced below the Commission's comments provided by your letter to the Fund of September 6, 2007, and have supplied the Fund's responses immediately following them.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Statements of cash Flows., page F-6

1.	You have included line items for expenses financed by related parties and cash paid towards initial offering costs as adjustments to net loss to arrive at net cash used in operating activities. It is not clear what these line items represent and what your basis in GAAP is for adjusting for them to arrive at net cash used in operating activities. In accordance to your disclosures in your notes to the financial statements, your organizational and offering expenses are paid for by a related party and then subsequently reimbursed to them at a later date. Please clarify to distinguish these amounts from the other cash advances from related parties or confirm that in future filings you will reflect these amounts with your other cash advances from related parties in your cash flows from financing activities.

Response: The Fund's response to the two items you refer to above, "expenses financed by related parties" and "cash paid towards initial offering costs", are as follows:

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
Expenses Financed by Related Parties - This amount includes expenses that were paid directly by related parties to third parties, i.e., no cash was received or disbursed by the Fund. These expenses paid directly by the Fund's affiliates are included in "Net increase (decrease) in net assets resulting from operations", but are non-cash transactions. Accordingly, the amounts are necessary items to reconcile "Net increase (decrease) in net assets resulting from operations" to "net cash provided by (used in) operating activities".

To clarify the difference between "expenses financed by related parties" and "cash advances from related parties" because amounts "due to related parties" include both types of financing, we have made the following revisions to the report to be used in future filings:

 	a. We have changed the line item descriptions related to this issue on the Statement of Cash Flows:

Line Description as Previously Reported		Line Descriptions on Future
on Statements of Cash Flows	 		Statements of Cash Flows
----------------------------------------------	----------------------------------------------------
Expenses financed by related parties		Expenses paid by related parties not yet reimbursed

Increase in cash advances from related parties	Increase in advances from related parties

Costs paid by and owed to related parties	Costs paid by related parties not yet reimbursed


 	b. We have added additional wording to the "Related Party Transactions" footnote (note #6) to clarify that amounts due to related parties are a combination of cash advances to the Fund from related parties and expenses directly paid by related parties on behalf of the Fund.

 	c. As amounts due to related parties include cash advances and expense paid on the Fund's behalf, we have changed the line item description related to this issue on the Statement of Assets and Liabilities:

Line Description as Previously Reported 	Line Descriptions on Future Statements of
on Statements of Assets and Liabilities		Assets and Liabilities
---------------------------------------------	-----------------------------------------------------
Advances due to related parties			Due to related parties

Cash Paid Towards Initial Offering Costs - This line item represents cash paid for the initial offering costs incurred by the Fund. The amounts will be shown in the "Investing Activity" section of the Statement of Cash Flows in future filings.

Note 2 Significant Accounting Policies

Offering Expenses and Organizational Costs, page F-7

2.	You state organizational costs are expensed as incurred and reimbursed.
It is not clear from your wording whether these costs are reimbursable by you or to you. Please clarify to us and show us how you will revise future filings.

Response:  We will revise the footnote in future filings as follows:

	Offering Expenses, Operating Expenses and Organizational Costs - For financial reporting purposes in conformity with U.S. GAAP, (a) on the Fund's initial effective date, September 12, 2005, the Fund deducted the total initial offering costs as of that date from Partner's capital and began expensing all offering costs, and (b) organizational and operating costs are expensed as incurred. For all other purposes, including determining the Net Asset Value per Unit for subscription and redemption purposes, the Fund (a) will capitalize all offering, organizational and operating costs incurred up to the commencement of business until after the twelfth month following the commencement of business, at which time the costs will be expensed, and (b) all costs after the commencement of business will be expensed as incurred by the Fund. The commencement of business is contingent upon the sale of at least $1,030,000 of partnership interests. The Fund has agreed to reimburse the General Partner and other affiliated companies for all offering, organizational and operating expenses they have paid up to the commencement of business after the twelfth month following the commencement of business. These reimbursement amounts are $xxx,xxx and $xxx,xxx as of ______________ and ______________, respectively. Consequently, as of ________________ and
	________________, the Net Asset Value and Net Asset Value per Unit for financial reporting purposes and for all other purposes are as follows:
	...

3.	Your presentation of net asset value should include a reconciliation between net asset value for financial reporting and for all other purposes. Please confirm that you will do so in future filings.

Response: We will revise in future filings to insert a reconciliation between the net asset value for financial reporting and for all other purposes in footnote 2, as follows:

							Balance			   Per Unit Calculation
						[Period1]	[Period2]	[Period1]	[Period2]
Net Asset Value for financial reporting
 purposes					$XXXX		$XXXX		$XX.XX		$XX.XX

  Adjustment for initial offering costs		XXXX		XXXX		XX.XX		XX.XX

  Adjustment for other offering,
   organizational and operating expenses	XXXX		XXXX		XX.XX		XX.XX

Net Asset Value for all other purposes		$XXXX		$XXXX		$XX.XX		$XX.XX

  Number of Units								X.XX		X.XX

	We are grateful for the opportunity to present this response and are available to amplify or clarify any information submitted.

 						Very truly yours,


						/s/ William S. Scott
						William Sumner Scott
						For the Firm

WSS/lf

cc:	White Oak Financial Services, Inc.
 	General Partner - CPO

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